EXHIBIT 4.5

         SECOND AMENDMENT TO CULLEN/FROST BANKERS, INC. 1992 STOCK PLAN


         The Board of Directors of Cullen/Frost Bankers, Inc. (the "Company"), pursuant to Section 9.5 of the Cullen/Frost Bankers, Inc. 1992 Stock Plan (the "Plan"), hereby amends the Plan as described below; provided, however, that such amendments shall become effective only after approval by the Company's shareholders. The amendments are as follows:

The First Paragraph of Section 5.1 of the Plan shall be deleted and replaced with the following:

5.1. NUMBER OF SHARES AVAILABLE FOR GRANT. Subject to adjustment as provided in Section 5.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be four million five hundred sixty thousand (4,560,000). In no event may greater than four hundred sixty-five thousand (465,000) shares be available for issuance with respect to grants of Restricted Stock under the Plan. The Board shall determine the appropriate methodology for calculating the number of shares issued pursuant to the Plan. Unless and until the Board determines that an Incentive granted to a Covered Employee shall not be designed to comply with the Performance-Based Exception, the following rules apply to grants of such Incentives under the Plan:

Section 5.1(d) shall be added to the Plan and shall read as follows:

         (d) Restricted Stock Units: The maximum aggregate grant with respect to Incentives granted in the form of Restricted Stock Unit granted in any one fiscal year to any one Participant shall be one hundred fifty thousand (150,000) shares of Common Stock.

Section 6 of the Plan is deleted in its entirety and replaced with the following:

SECTION 6. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

6.1. GRANT OF RESTRICTED STOCK OR RESTRICTED STOCK UNITS. The Committee may, in its discretion, grant Incentives to Participants from time to time in the form of Restricted Stock or Restricted Stock Units and shall determine the number of shares or units of Restricted Stock that will be granted to a Participant.

6.2. RESTRICTED STOCK AGREEMENT. Each grant of shares or units of Restricted Stock shall be evidenced by a Restricted Stock Agreement and shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe.


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6.3.     RESTRICTION PERIOD. At the time of the grant of shares or units of
         Restricted Stock, the Committee shall select the Restriction Period to apply to the shares or units of Restricted Stock.

6.4. NONTRANSFERABILITY OF RESTRICTED STOCK. Prior to the lapse of restrictions as provided in Section 6.5, shares or units of Restricted Stock may not be sold, exchanged, transferred, pledged, assigned, or otherwise alienated, hypothecated, whether voluntarily or involuntarily.

6.5. REMOVAL OF RESTRICTIONS. Except as otherwise provided in Section 6.9, and subject to Section 6.6, shares or units of Restricted Stock covered by each Restricted Stock grant made under this Plan shall become freely transferable by the Participant after the expiration of the Restriction Period or upon satisfaction of other conditions as specified by the Committee in its sole discretion.

6.6. OTHER RESTRICTIONS. The Company shall impose such other restrictions on any shares or units granted pursuant to this Plan as it may deem advisable including, without limitation, restrictions under applicable Federal laws, under the requirements of any stock exchange or interdealer quotation system upon which share or shares of the same class are then listed or quoted and under blue sky or state securities laws applicable to such shares. The Company may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

6.7. CERTIFICATE LEGEND. In addition to any legends placed on certificates pursuant to Section 6.6 hereof, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend: The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in the Cullen/Frost Bankers, Inc. 1992 Stock Plan, and a Restricted Stock
         Agreement dated            . A copy of the Plan, such rules, and the
         Restricted Stock Agreement may be obtained from the Secretary of Cullen/Frost Bankers, Inc.

6.8. VOTING RIGHTS AND DIVIDENDS WITH RESPECT TO RESTRICTED STOCK. With respect to shares of Restricted Stock, prior to the lapse of restrictions under Section 6.5, each Participant shall generally have the rights and privileges of a shareholder, including the right to vote the shares and to receive dividends and other distributions made with respect to the shares; provided, however, that the shares of Restricted Stock shall be subject to all the terms, conditions, and restrictions of the Plan and the Restricted Stock Agreement, including, without limitation, the provisions of this Section 6. Holders of Restricted Stock Units shall have no rights as to


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         voting or dividends prior to the lapse of restrictions under Section
         6.5, except as provided in the Restricted Stock Agreement.

6.9. CHANGE IN CONTROL. In the event of a Change in Control, the applicable Restriction Period with respect to all outstanding shares or units of Restricted Stock shall automatically terminate.

A New Section 7.3(a) shall be added to the Plan as follows:

         (a) Repricing of Stock Options. The purchase price of Stock issued under each Stock Option shall not be repriced without prior shareholder approval.

A New Section 9.7 shall be added to the Plan as follows:

9.7. LIMITED TRANSFERABILITY. Each Incentive, and each right under any Incentive, shall be exercisable only by the Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's guardian or legal representative as determined by the Committee; provided, however, that Incentives under the Plan may be transferred to immediate family members or family trusts as determined by the Committee.